Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 5 DATED JUNE 27, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Beall Controlled Subsidiary - Denton, TX

On June 21, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Beall, LLC (the “Beall Controlled Subsidiary”), for a purchase price of approximately $6,530,000 which is the initial stated value of our equity interest in a new investment round in the Beall Controlled Subsidiary (the “Beall Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Beall Controlled Subsidiary, for a purchase price of approximately $58,766,000 (the “Beall Interval Fund Investment” and, together with the Beall Growth eREIT VII Investment, the “Beall Investment”). The Beall Controlled Subsidiary used the proceeds of the Beall Investment to acquire one hundred and sixty-three (163) single family homes with a 93% occupancy rate and two (2) vacant lots, all generally located off of Beall Street in Denton, TX (the “Beall Property”). We anticipate that the Beall Controlled Subsidiary, or one of our affiliates, will purchase up to a total of one hundred and eighty-eight (188) single family homes and two (2) vacant lots in the Beall Property as construction progresses and final approvals from the city are secured. The initial Beall Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Beall Investment and the initial tranche of the one hundred and sixty-three (163) single family homes and two (2) vacant lots occurred concurrently.

The Beall Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Beall Growth eREIT VII Investment, we have authority for the management of the Beall Controlled Subsidiary, including the Beall Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Beall Controlled Subsidiary.

The total purchase price for the one hundred and eighty-eight homes (188) and two (2) vacant lots that will make up the Beall Property is anticipated to be approximately $72,380,000, an average of approximately $385,000 per home. We anticipate additional hard costs of approximately $1,650,000 for miscellaneous capex and rebranding, as well as additional soft costs of approximately $1,173,800, bringing the total project costs for the Beall Property to approximately $75,203,800. The Beall Property consists of a mix of floor plans ranging from 1,552 square foot, 3 bedroom 2 baths to 1,924 square foot, 4 bedroom 2 baths. Professional third-party property management will be installed to manage the Beall Property.

The following table contains underwriting assumptions for the Beall Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Beall Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.